UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

August 11, 2010

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Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

PRESS RELEASE

Crucell and Harvard (BIDMC) Join Forces with IAVI to Advance AdVac®-based AIDS Vaccine

Leiden, the Netherlands (August 11, 2010) – Dutch biopharmaceutical company Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) today announces its intention to participate in an international Phase I clinical trial in the United States and Africa of a combination of two AdVac®-based AIDS vaccine candidates, Ad26.ENVA.01 and Ad35-ENV, in healthy adults who are not infected with HIV. The clinical trial, which will be led by the International AIDS Vaccine Initiative (IAVI), represents a collaboration between IAVI, Crucell, the Ragon Institute, and Beth Israel Deaconess Medical Center (BIDMC), a major teaching hospital of Harvard Medical School.

The Ad26.ENVA.01 vaccine candidate used in this study is manufactured by Crucell, while the Ad35-ENV vaccine is developed by IAVI. Both vaccines candidates are based on Crucell’s proprietary AdVac® technology. The planned Phase 1 trial of the vaccine combination, which follows a Phase I trial of the Ad35-ENV vaccine by IAVI and a Phase I trial of Ad26.ENVA.01 by the Harvard–Crucell consortium, supported by the National Institute of Allergy and Infectious Diseases (NIAID), represents a key step towards proof of concept studies to evaluate the efficacy of the vaccine combination in humans.

The Phase I trial is designed to test two AIDS vaccine candidates in a prime–boost combination in HIV-uninfected healthy adult volunteers. The objectives are to evaluate the safety of the candidate vaccines Ad26.ENVA.01 and Ad35-ENV and their ability to provoke an immune response when administered in a prime–boost regimen.

“We are very happy that IAVI has decided to support the NIAID-sponsored Crucell–Harvard AIDS vaccine program, making it possible to advance this vaccine candidate further towards proof of concept Phase IIb efficacy trials in humans,” said Jaap Goudsmit, Chief Scientific Officer at Crucell. “A different prime–boost AIDS vaccine approach has been shown in the RV144 trial (Thai Trial) to protect against HIV in humans, for the first time in the history of AIDS vaccine development. Our program to develop this combination vaccine represents one of the most advanced AIDS vaccine programs in the world and is based on the best science available today. We have the obligation as vaccine producers to do everything in our power to bring an effective AIDS vaccine to all people in need.”

About Crucell

Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharmaceutical company focused on research development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. In 2009 alone, Crucell distributed more than 115 million vaccine doses in more than 100 countries around the world, with the fast majority of doses (97%) going to developing countries. Crucell is one of the major suppliers of vaccines to UNICEF and the developing world. Crucell was the  first manufacturer to launch a fully-liquid pentavalent vaccine. Called Quinvaxem®, this innovative combination vaccine protects against five important childhood diseases. Over 130 million doses have been sold since its launch in 2006 in more than 50 GAVI countries. With this innovation, Crucell has become a major partner in protecting children in developing countries. Other products in Crucell’s core portfolio include a vaccine against hepatitis B and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as an oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. The Company licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include Johnson & Johnson, DSM Biologics, sanofi-aventis, Novartis, Wyeth, GSK, CSL and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with offices in China, Indonesia, Italy, Korea, Malaysia, Spain, Sweden, Switzerland, UK, the USA and Vietnam. The Company employs over 1200 people. For more information, please visit www.crucell.com.

About Crucell’s AdVac® technology

AdVac® technology is a vaccine technology developed by Crucell. It is considered to play an important role in the fight against emerging and re-emerging infectious diseases, and in biodefense. The technology supports the practice of inserting genetic material from the disease-causing virus or parasite into a 'vehicle' called a vector, which then delivers the immunogenic material directly to the immune system. Most vectors are based on an adenovirus, such as the virus that causes the common cold. The AdVac® technology is specifically designed to manage the problem of pre-existing immunity in humans against the most commonly used recombinant vaccine vector, adenovirus serotype 5 (Ad5), without compromising large-scale production capabilities or the immunogenic properties of Ad5. AdVac® technology is based on adenoviruses that occur less frequently in the human population, such as Ad26 and Ad35. In contrast to, for instance, Ad35 antibodies, antibodies to Ad5 are widespread among people of all ages and are known to lower the immune response to Ad5-based vaccines, thereby impairing the efficacy of these vaccines. All vaccine candidates based on AdVac® are produced using Crucell's PER.C6® production technology.

About the Crucell-Harvard (BIDMC) AIDS/HIV Vaccine (Phase I)

In April 2008, Crucell announced the start of a Phase I clinical study of the novel recombinant HIV vaccine. The vaccine is based on Crucell’s AdVac® and PER.C6® technologies, using adenovirus serotype 26 (rAd26) as vector, and is jointly developed by Crucell and the BIDMC, funded by a grant from the US National Institute of Allergy and Infectious Diseases, part of the National Institutes of Health. The rAd26 vector is designed to avoid pre-existing neutralizing antibodies to the more commonly used adenovirus serotype 5 (Ad5). Phase I clinical studies are being conducted at the Brigham and Women's Hospital in Boston, USA and are focused on assessing the safety and immunogenicity of the vaccine in several trials including single and multi-dose regimens. In October 2009, preliminary results of the Phase I study were presented at La Conférence AIDS Vaccine 2009 in Paris, France. The presentation was given by Dr Dan H. Barouch, MD, PhD, Associate Professor of Medicine, Division of Vaccine Research, Department of Medicine, BIDMC, Boston, USA. The preliminary results of this study show that a 3-dose regimen of this HIV candidate vaccine is safe and immunogenic.

About the International AIDS Vaccine Initiative (IAVI)

IAVI’s core mission is to support in every way the development of preventive AIDS vaccines that are not only safe and effective, but also accessible to all people. To that end, IAVI invests the bulk of its resources in the research and clinical assessment of candidate vaccines against strains of HIV that are prevalent in the developing world, where some 95% of new HIV infections occur. For more information, visit www.iavi.org.

About Beth Israel Deaconess Medical Center (BIDMC)

BIDMC is a patient care, teaching and research affiliate of Harvard Medical School, and consistently ranks in the top four in National Institutes of Health funding among independent hospitals nationwide. BIDMC is clinically affiliated with the Joslin Diabetes Center and is a research partner of Dana-Farber/Harvard Cancer Care Center. For more information, visit www.bidmc.org.

Forward-looking statements

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the US Securities and Exchange Commission on April 7, 2010, in the section entitled ‘Risk Factors’. The Company prepares its financial statements under International Financial Reporting Standards (IFRS).

For further information please contact Crucell:

Oya Yavuz

Vice President

Corporate Communications & Investor Relations

Tel. +31 (0)71 519 7064

ir@crucell.com

www.crucell.com

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)

August 11, 2010 (Date)	/s/ OYA YAVUZ Oya Yavuz Vice President Corporate Communications and Investor Relations